UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Entry into Long-term Lease Agreements

On November 12, 2024, Tongling Jinsheng Amusement Investment Co., Ltd., an operating entity of Golden Heaven Group Holdings Ltd. (the “Company”), entered into a lease agreement with Fuzhou Yibang Amusement Park Co., LTD (“Fuzhou Yibang”) to lease the entirety of Tongling West Lake Amusement World, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB30 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter.

On November 12, 2024, Yueyang Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yueyang Amusement World, one of the Company’s amusement parks (together with Tongling West Lake Amusement World, the “Parks”), to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB20 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease term and for each year thereafter.

Fuzhou Yibang has undertaken to use the Parks only for legal amusement business activities and not to change the use of the Parks. The Company believes that by leasing of the Parks, it can reduce operational costs and risks, improve asset utilization, and enhance the stability of cash flows, creating favorable conditions for sustainable development.

The foregoing descriptions of the lease agreements for the Parks do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached herewith as Exhibits 99.1 and 99.2.

Forward-Looking Statements

This Form 6-K contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. We undertake no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot assure you that such expectations will turn out to be correct, and we caution investors that actual results may differ materially from the anticipated results and encourage investors to review other factors that may affect our future results in our registration statement and other filings with the United States Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description
99.1	English translation of Tongling West Lake Amusement World Site Lease Agreement
99.2	English translation of Yueyang Amusement World Site Lease Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: November 13, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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